UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Keisuke Ito

Managing Director

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 617446448	13D

1.	NAME OF REPORTING PERSON: MITSUBISHI UFJ FINANCIAL GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: TOKYO, JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 20.87%**
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 20.87%**
	10.	SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 378,479,529 shares**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.87%**
14.	TYPE OF REPORTING PERSON (See Instructions): CO

**

Includes 1,394,362 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of April 6, 2021. Such shares represent approximately 0.08% of the 20.87% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares, and the inclusion of such shares in this statement shall not be construed as an admission that the reporting person is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010, the sixth amendment thereto, filed on November 9, 2010, the seventh amendment thereto, filed on April 25, 2011, the eighth amendment thereto, filed on July 1, 2011, the ninth amendment thereto, filed on October 4, 2013, the tenth amendment thereto, filed on April 7, 2016, the eleventh amendment thereto, filed on November 28, 2017, the twelfth amendment thereto, filed on March 5, 2018, the thirteenth amendment filed on April 18, 2018, the fourteenth amendment filed on October 4, 2018, the fifteenth amendment filed on September 20, 2019, the sixteenth amendment filed on October 28, 2020 and the seventeenth amendment filed on December 11, 2020 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

In addition to the 377,085,167 shares of Common Stock held by MUFG directly, as of April 6, 2021, certain affiliates of MUFG held in the aggregate 1,394,362 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

Item 4. Purpose of Transaction

On April 13, 2021, MUFG and the Company entered into the Sixth Amendment to the Investor Agreement (the “Sixth Amendment to Investor Agreement”) to amend the standstill and preemptive right provisions in the Amended Investor Agreement previously disclosed in the Schedule 13D.

The Amended Investor Agreement provided that the standstill provisions will terminate, unless extended, upon the earlier of (a) April 13, 2021 or (b) the date on which MUFG’s Economic Interest Percentage is less than 10%. The Sixth Amendment to Investor Agreement extended this period so that the standstill provisions will terminate, unless extended, upon the earlier of October 13, 2023 or (b) the date on which MUFG’s Economic Interest Percentage is less than 10%. The Amended Investor Agreement provided that the expiration date of the preemptive rights was April 13, 2021. The Sixth Amendment to Investor Agreement extended this expiration date to October 13, 2023.

The Sixth Amendment to Investor Agreement is filed as Exhibit 99.26 to this Amendment and is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)    Rows (7) through (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference. For purposes of calculating the percentages set forth on the cover pages of this Amendment, the number of shares outstanding is assumed to be 1,813,552,280 (which is the number of shares of Common Stock outstanding as of January 29, 2021, as reported by the Company in their Form 10-K for the annual period ended December 31, 2020 filed on February 26, 2021).

As of April 6, 2021, MUFG beneficially owns 377,085,167 shares of Common Stock.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 20.87% of the outstanding shares of Common Stock.

(b)    Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it as indicated in rows (7) through (11) and (13) of the cover pages to this Amendment.

(c)    Neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d)    No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e)    Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1.	Securities Purchase Agreement, dated September 29, 2008, First Amendment to the Securities Purchase Agreement, dated as of October 3, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, Second Amendment to the Securities Purchase Agreement, dated as of October 8, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, and Third Amendment to the Securities Purchase Agreement, dated as of October 13, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed on October 17, 2008).*
99.2.	Amended Certificate of Designations of Preferences and Rights of the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K, filed on October 17, 2008).*
99.3.	Certificate of Designations of Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K, filed on October 17, 2008).*
99.4.	English translation of Loan Agreement (and Rider thereto), dated October 14, 2008 between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
99.5.	Investor Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed on October 17, 2008).*
99.6.	Registration Rights Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed on October 17, 2008).*
99.7.	First Amendment to Investor Agreement, dated as of October 27, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.8.	Letter Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.9.	Series C Preferred Stock Repurchase Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.10.	Letter Agreement, dated as of May 13, 2008, by and among Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. Incorporated.*
99.11.	Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.12.	Amendment to Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.13.	English translation of Loan Agreement, dated June 11, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
99.14.	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.15.	Transaction Agreement, dated April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed on April 22, 2011).*
99.16.	Amended and Restated Investor Agreement, dated June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed on June 30, 2011).*
99.17.	Additional Commitments made by Mitsubishi UFJ Financial Group, Inc. to the Board of Governors of the Federal Reserve System, dated April 21, 2011.*
99.18.	Third Amendment to Investor Agreement, dated October 3, 2013, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.19.	Fourth Amendment to Investor Agreement, dated April 6, 2016, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.20.	Sales Plan, dated April 18, 2018, between Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. LLC.*
99.21.	Fifth Amendment to Investor Agreement dated October 4, 2018, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.22.	List of transactions disclosed in Item 5(c) of Amendment No. 15.*

99.23.	List of transactions disclosed in Item 6 of Amendment No. 15.*
99.24.	List of transactions disclosed in Item 6 of Amendment No. 15.*
99.25.	List of transactions disclosed in Item 6 of Amendment No. 15.*
99.26.	List of transactions disclosed in Item 5(c) of Amendment No. 16.*
99.27.	List of transactions disclosed in Item 5(c) of Amendment No. 16.*
99.28.	Sixth Amendment to Investor Agreement dated April 13, 2021, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. **

*	Previously filed
**	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2021

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Keisuke Ito
Name:	Keisuke Ito
Title:	Managing Director